UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of JUNE 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: June 3, 2008                        /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                        JUNE 3, 2008

              TUMI DISCOVERS NEW DRILL TARGET IN BERGSLAGEN, SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, is pleased to announce the completion of a 19 line-km gradient array induced polarization (IP) survey undertaken by Suomen Malmi OY (SMOY) of Finland over the Company's 100%-owned Vitturn 1 and 2 licences, Bergslagen District, Sweden.

Vitturn 1 and 2 are located at the northern end of the Stollberg mineral fields where numerous old base metal and silver mines and workings occur along a north-south trending belt over a distance of 12kms. Some of these mines have exceeded 750m in depth.

The IP survey was undertaken to test the Company's theory that the favourable mineral horizon extends northwards under till cover into Vitturn 1 and 2. An independent geophysicist has interpreted the results on behalf of the Company and has reported: "the data quality for the survey is of a very high standard with both the observed resistivity and chargeability data very coherent. The most obvious feature delineated by the data is the coincident high chargeable-low resistivity body that strikes in NNW orientation for approximately 400m. The correlation of the elevated chargeability and the low resistivity, with the good levels of data quality and the high coherency of the chargeability decays makes this a priority one anomaly". The chargeability anomaly map may be viewed on the front page of the Company's website www.tumiresources.com.

The Vitturn licences abut Lundin Mining's Tvisbo claim to the north: Lundin has completed geophysical surveys and drilling and have publicly stated that they have intersected resource-grade sulphide mineralization within this claim.

Mr Henstridge stated: "The proximity of this 400m long geophysical target along strike from known resource-grade mineralization make this a high priority for Tumi. An initial drill program will be organized as soon as possible".

The qualified person for Tumi's projects, David Henstridge, has visited all of Tumi's projects located in the Bergslagen District of Sweden and has verified the contents of this news release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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